Shell Midstream Partners, L.P.

150 N. Dairy Ashford Road

Houston, TX 77079

November 19, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:        Lisa Krestynick

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-228146)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-228146) (the “Registration Statement”) of Shell Midstream Partners, L.P. (the “Partnership”). We respectfully request that the Registration Statement become effective as of 2:00 p.m., Washington, D.C. time, on November 21, 2018 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker Botts L.L.P., by calling Mollie Duckworth at (512) 322-2551.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 19, 2018

Very truly yours,

SHELL MIDSTREAM PARTNERS, L.P.

By:	Shell Midstream Partners GP LLC, its general partner

By:	/s/ Lori M. Muratta
Lori M. Muratta
Vice President, General Counsel and Secretary

cc:    Mollie Duckworth, Baker Botts L.L.P.